FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated on April 3, 2020.

Item 1

Rating Action: Moody's takes rating actions on four Indian financial institutions

03 Apr 2020

Singapore, April 03, 2020 -- Moody's Investors Service ("Moody's") has affirmed the deposit ratings of ICICI Bank Limited ("ICICI") and Axis Bank Ltd ("Axis") at Baa3, and of IDBI Bank Ltd ("IDBI") at Ba2.

Moody's has also placed IndusInd Bank Limited's ("IndusInd") domestic and foreign currency issuer ratings of Baa3/P-3 under review for downgrade. The bank's ba1 baseline credit assessment (BCA) and adjusted BCA have also been placed under review for downgrade.

The baseline credit assessment (BCA) and adjusted BCA of ICICI and Axis are affirmed at ba1. The BCA and adjusted BCA of IDBI has also been affirmed at b2.

Moody's has also downgraded the counterparty risk assessments (CR assessments) of Axis and ICICI to Baa3(cr)/P-3(cr) from Baa2(cr)/P-2(cr), and the local currency counterparty risk rating (CRR) of Axis and ICICI to Baa3/P-3 from Baa2/P-2.

At the same time, the outlooks for ICICI and Axis are revised to negative from stable, and for IDBI to stable from positive.

Please click on this link https://www.moodys.com/viewresearchdoc.aspx?docid=PBC_ARFTL421957 for the List of Affected Credit Ratings. This list is an integral part of this Press Release and identifies each affected issuer.

RATINGS RATIONALE

The rapid and widening spread of the coronavirus outbreak deteriorating global economic outlook, falling oil prices, and asset price declines are creating a severe and extensive credit shock across many sectors, regions and markets. The Indian financial system has been one of the sectors affected by the shock, especially given the already weakening operating environment. We regard the coronavirus outbreak as a social risk under our ESG framework, given the substantial implications for public health and safety. Today's action reflects the impact on the four financial institutions listed above of the breadth and severity of the shock, and the deterioration in credit quality it may trigger.

CHANGE IN OUTLOOK ON ICICI, AXIS AND IDBI DRIVEN BY POTENTIAL DETERIORATION IN ASSET QUALITY

Moody's expects the economic shock, resulting from the nationwide lockdown will exacerbate existing negative pressure on asset quality from the already deteriorating operating environment prior to the outbreak. The Indian government announced a 21-day nationwide lockdown to slow the spread of the coronavirus on 25 March.

Given the limited liquidity buffers small and medium-sized enterprises (SMEs) maintain Moody's expects the quality of loans to these segments by ICICI and Axis will deteriorate. Additionally, the asset quality of retail loans, and in particular unsecured retail loans will deteriorate as borrowers' incomes are lost or reduced during the lockdown.

Large corporates are also not immune from the outbreak, with the outbreak having the potential to reverse the improving trend in credit metrics.

For IDBI, the incremental impact on asset quality will be cushioned by its very low new business origination over the last few years. However, its weaker underwriting increases asset quality risks in this environment.

AFFIRMATION OF BCA AND DEPOSIT RATINGS OF ICICI, AXIS AND IDBI REFLECTS STRONG BUFFERS

Both ICICI and Axis maintain strong capital, with a common equity tier 1 (CET1) ratio of 13.2% and 13.8% respectively at the end of December 2019. The two banks also have high core profitability, providing them with capacity to absorb higher credit costs. Their funding has a high contribution from stable retail deposits and will remain resilient even in an environment of increased risk aversion. Given the above factors, there will have to be a significant deterioration in asset quality to erode these buffers.

IDBI's solvency has improved significantly over the last year, because of large capital infusions from its controlling shareholder, Life Insurance Corporation (LIC), and from the government of India (Baa2 negative). Its provision coverage ratio was 87% at the end of December 2019, one of the highest among rated Indian banks. And at 10.0%, the bank's CET1 ratio is consistent with its BCA of b2.

The bank's funding profile has also improved significantly, with the proportion of funding from retail deposits significantly increased. The bank's casa ratio was 48% at the end of December 2019, compared to 38% at the end of March 2018, while the share of bulk deposits declined to 17% from 33% over the same period.

DOWNGRADE OF CRR AND CRA OF ICICI AND AXIS REFLECTS LOWERED ASSUMPTION OF SUPPORT

Moody's has lowered its assumption of systemic support for ICICI and Axis to 'moderate' from 'high', resulting in a one-notch downgrade of their CRRs and CRAs. This change incorporates Moody's expectation, based on bailout of Yes Bank Limited (Caa1 Positive, ca), that government support for private sector banks will not be as forthcoming and timely as was being previously assumed.

In the case of Yes Bank, support was provided after the imposition of a moratorium on the bank, which is an event of default. This points to institutional constrains in providing timely support. In addition, the quantum of support extended was also not high as, even post the bailout, the bank's credit metrics remain weak.

Also, Moody's has assigned foreign currency CRR of Baa3/P-3 to ICICI and Axis and their respective subsidiaries wherever it was not previously assigned. The foreign currency CRR are at the same level as the local currency CRR of their respective subsidiaries as the risk profile of these obligations are similar. For ICICI Bank Limited, Bahrain Branch, Moody's has assigned foreign currency CRR of Ba2/NP, in line with the subsidiary's local currency CRR.

Moody's continues to assume a very high level of systemic support for IDBI, given its continued strong links with the government. This is reflected in its ownership structure, with the 100% government-owned LIC holding a 51% controlling stake, and the government of India holding 47%. The track record of large capital infusions from the government and LIC also support Moody's assumption of a very high level of support.

REVIEW FOR DOWNGRADE OF INDUSIND REFLECTS RISKS TO ASSET QUALITY

The review for downgrade of IndusInd's ratings reflects the downside risks to asset quality amid the deteriorating macroenvironment and financial market volatility.

The bank's loan portfolio includes a relatively higher proportion of micro finance and vehicle finance loans than its peers, which are at high risk of being negatively impacted by the economic shock as customers in these segments tend to have limited buffers to withstand economic stress.

IndusInd's funding is weak when compared to other rated Indian banks, as reflected by its high deposit concentration and low share of retail deposits. This weaker funding makes the bank more susceptible to the dislocations in the financial markets, including on wholesale funding sources.

FACTORS THAT COULD LEAD TO AN UPGRADE OR DOWNGRADE OF THE RATINGS WHAT COULD CHANGE THE RATINGS UP ICICI, AXIS:

Given the negative outlook on ICICI and Axis, the ratings of these two banks are unlikely to be upgraded over the next 12-18 months.

The outlook could return to stable if asset quality remains steady despite the deteriorating macro environment, or if the impact from the coronavirus outbreak on the macro environment is not as severe as Moody's currently anticipates.

IDBI:

Moody's could upgrade IDBI's BCA if it improves profitability on a sustained basis, keeping credit costs at relatively low levels.

The final ratings could be upgraded if the bank's BCA is upgraded. INDUSIND:

Given the review for downgrade, Moody's is unlikely to upgrade the ratings over the next 12-18 months.

Moody's could confirm IndusInd's ratings if (1) high-quality retail deposits continue to grow at around the same rate at they were till the end of December 2019 and (2) leading indicators of asset quality remain stable.

WHAT COULD CHANGE THE RATINGS DOWN ICICI, AXIS:

The BCA could be downgraded if (1) there is a significant weakening in asset quality, with in turn negative implications on capital and profitability, and (2) there are indications of weakening funding, as reflected by the trend in retail deposits.

A downgrade of the BCA will lead to a downgrade of the final rating. Any indication of diminishing government support for the banks could also lead to a downgrade of their final ratings.

IDBI:

The BCA could be downgraded if asset quality further weakens, pushing the bank into making losses driven by higher credit costs.

A downgrade of the BCA will lead to a downgrade of the final rating. Any indication of diminishing government support for the banks could also lead to a downgrade of their final ratings.

INDUSIND:

IndusInd's BCA and Adjusted BCA could be downgraded if (1) there is no meaningful improvement in growth in stable sources of funding, (2) asset quality weakens, such that either NPL ratios or credit costs increase significantly from current levels, and (3) there is a reduction in profitability at the PPI level.

IndusInd's final ratings could be downgraded if (1) its BCA is downgraded, or if (2) the sovereign rating is downgraded.

The principal methodology used in these ratings was Banks Methodology published in November 2019 and available at https://www.moodys.com/research/Banks-Methodology--PBC_1147865. Alternatively, please see the Rating Methodologies page on www.moodys.com for a copy of this methodology.

ICICI Bank Limited is headquartered in Mumbai, and reported total assets of INR 10.1 trillion at 31 December 2019.

Axis Bank Ltd is headquartered in Mumbai, and reported total assets of INR 8.2 trillion at 31 December 2019. IDBI Bank Ltd is headquartered in Mumbai, and reported total assets of INR 3.0 trillion at 31 December 2019. IndusInd Bank Limited is headquartered in Pune, and reported total assets of INR 3.1 trillion at 31 December 2019.

REGULATORY DISCLOSURES

For further specification of Moody's key rating assumptions and sensitivity analysis, see the sections Methodology Assumptions and Sensitivity to Assumptions in the disclosure form. Moody's Rating Symbols and Definitions can be found at: https://www.moodys.com/researchdocumentcontentpage.aspx?docid=PBC_79004.

For ratings issued on a program, series, category/class of debt or security this announcement provides certain regulatory disclosures in relation to each rating of a subsequently issued bond or note of the same series, category/class of debt, security or pursuant to a program for which the ratings are derived exclusively from existing ratings in accordance with Moody's rating practices. For ratings issued on a support provider, this announcement provides certain regulatory disclosures in relation to the credit rating action on the support provider and in relation to each particular credit rating action for securities that derive their credit ratings from the support provider's credit rating. For provisional ratings, this announcement provides certain regulatory disclosures in relation to the provisional rating assigned, and in relation to a definitive rating that may be assigned subsequent to the final issuance of the debt, in each case where the transaction structure and terms have not changed prior to the assignment of the definitive rating in a manner that would have affected the rating. For further information please see the ratings tab on the issuer/entity page for the respective issuer on www.moodys.com.

For any affected securities or rated entities receiving direct credit support from the primary entity(ies) of this credit rating action, and whose ratings may change as a result of this credit rating action, the associated regulatory disclosures will be those of the guarantor entity. Exceptions to this approach exist for the following disclosures, if applicable to jurisdiction: Ancillary Services, Disclosure to rated entity, Disclosure from rated entity.

The ratings have been disclosed to the rated entities or their designated agents and issued with no amendment resulting from that disclosure.

These ratings are solicited. Please refer to Moody's Policy for Designating and Assigning Unsolicited Credit Ratings available on its website www.moodys.com.

Regulatory disclosures contained in this press release apply to the credit rating and, if applicable, the related rating outlook or rating review.

Moody's general principles for assessing environmental, social and governance (ESG) risks in our credit analysis can be found at https://www.moodys.com/researchdocumentcontentpage.aspx?docid=PBC_1133569 .

At least one ESG consideration was material to the credit rating outcome announced and described above. The Global Scale Credit Rating on this Credit Rating Announcement was issued by one of Moody's affiliates outside the EU and is endorsed by Moody's Deutschland GmbH, An der Welle 5, Frankfurt am Main 60322,

Germany, in accordance with Art.4 paragraph 3 of the Regulation (EC) No 1060/2009 on Credit Rating Agencies. Further information on the EU endorsement status and on the Moody's office that issued the credit rating is available on www.moodys.com.

Please see www.moodys.com for any updates on changes to the lead rating analyst and to the Moody's legal entity that has issued the rating.

Please see the ratings tab on the issuer/entity page on www.moodys.com for additional regulatory disclosures for each credit rating.

Srikanth Vadlamani

VP - Senior Credit Officer

Financial Institutions Group

Moody's Investors Service Singapore Pte. Ltd.

50 Raffles Place #23-06

Singapore Land Tower

Singapore 48623

Singapore

JOURNALISTS: 852 3758 1350

Client Service: 852 3551 3077

Graeme Knowd

MD - Banking

Financial Institutions Group

JOURNALISTS: 852 3758 1350

Client Service: 852 3551 3077

Releasing Office:

Moody's Investors Service Singapore Pte. Ltd.

50 Raffles Place #23-06

Singapore Land Tower

Singapore 48623

Singapore

JOURNALISTS: 852 3758 1350

Client Service: 852 3551 3077

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	April 3, 2020	By:	/s/ Prashant Mistry
			Name :	Prashant Mistry
			Title :	Chief Manager